Simpson Thacher & Bartlett LLP

900 G STREET NW

WASHINGTON, DC 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number 202-636-5915	E-mail Address Nathan.Briggs@stblaw.com

March 28, 2024

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey, Senior Counsel

Re:	HPS Corporate Capital Solutions Fund - Form 10

File No. 000-56614

Dear Ms. Dubey:

On behalf of HPS Corporate Capital Solutions Fund (the “Fund”), which intends to file an election to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), we are providing the following responses to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone on March 1, 2024, March 19, 2024 and March 25, 2024 with respect to the Fund’s initial response letter sent to the Commission on January 16, 2024 (the “Initial Response Letter”), the second response letter sent to the Commission on February 27, 2024 (the “Second Response Letter”) and the above-referenced registration statement of the Fund (the “Registration Statement”) filed with the Commission on November 24, 2023, as amended on January 16, 2024, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through the Commission’s electronic data gathering, analysis and retrieval system.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the amended Registration Statement, filed with the Commission on January 16, 2024.

1. The Staff reiterates comment 7 from the Second Response Letter that the Fund should delete the following language from the description of the Fund’s Share Repurchase Program: “, subject to final determination of the relevant NAV per share” and replace the deleted language with the following: “within 5 business days of the last day that shareholders may tender their shares.”

Securities and Exchange Commission	March 28, 2024

Response: The Fund confirms it will delete the existing disclosure referenced above in its private placement memorandum (the “Memorandum”) but respectfully declines to add the new disclosure requested. As noted, proceeds are paid promptly following the final determination of the NAV relating to the tender offer, which will generally be within 20 business days after the effective date of the share purchase (i.e., the date as of which the NAV is calculated). The Fund believes that such practice is consistent with the requirements of Rule 13e-4 and Rule 14e-1 under the Exchange Act. We note that the Commission has previously stated that “prompt” is not defined and that “this standard may be determined by the practices of the financial community, including current settlement practices.”1 In that regard, the Fund respectfully reiterates that payment prior to NAV determination while also using a forward NAV (which is consistent with, and generally required by, the Commission’s and Staff’s positions on investment company pricing in connection with purchases and redemptions) is not practical, and may not even be possible, for many tender offer BDCs similar to the Fund.2 Accordingly, as evidenced by a number of other publicly and privately offered BDCs in the market, the Fund believes its proposed share repurchase program, including the timing of the payment of the tender offer proceeds, is consistent with industry practice and applicable Commission rules.

2. Please revise the second and third sentences on page 66 of the Registration Statement so that those sentences apply to any entity that primarily engages in investment activities in securities or other assets that are primarily controlled by the Fund.

Response: The Fund will make the requested change and revise its disclosure in its Memorandum as follows:

“The Fund will treat ~~a wholly-owned subsidiary’s assets~~the assets of any entity that is primarily controlled by the Fund and that primarily engages in investment activities in securities or other assets (a “Primarily Controlled Subsidiary”) as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, ~~including those relating to investment policies (Section 8),~~ capital structure and leverage (Sections 18 and 61) and affiliated transactions and custody (Sections 17 and 57).

[1]	Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, 65 FR 46581 (proposed July 21, 2000) (codified at 17 C.F.R. §241).

https://www.federalregister.gov/documents/2000/07/31/00-19189/commission-guidance-on-mini-tender-offers-and-limited-partnership-tender-offers

[2]

The Staff’s proposed approach effectively requires tender offer funds (especially BDCs, which invest in illiquid, Level 3 assets) to use a backwards, stale NAV. This is in contrast to the Commission’s and the Staff’s long standing position that using a stale NAV harms existing shareholders by creating arbitrage opportunities and dilution. Accordingly, registered investment companies are generally required to repurchase/redeem at a forward NAV: open-end funds under Rule 22c-1, interval funds under Rule 23c-3 and closed-end funds under Rule 23c-1.

Securities and Exchange Commission	March 28, 2024

In addition, HPS and the Fund’s Board of Trustees will comply with the provisions of Section 15 of the 1940 Act with respect to a ~~wholly-owned~~Primarily Controlled ~~s~~Subsidiary’s investment advisory contract.”

3. Please revise the second sentence of Section 3.8(b) of the Second Amended and Restated Declaration of Trust (the “Declaration of Trust”) to add the following: “except as to duties (including state law duties of loyalty and care) and liabilities with respect to matters arising under the federal securities laws.”

Response: The Fund will revise the Declaration of Trust as follows:

“To the extent that the Adviser acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company, it shall not have any duty to communicate or offer such opportunity to the Company, subject to the requirements of the 1940 Act, the Investment Advisers Act of 1940, as amended, and any applicable co-investment order issued by the Commission, and the Adviser shall not be liable to the Company or to the Shareholders for breach of any fiduciary or other duty, except as to duties (including state law duties of loyalty and care) and liabilities with respect to matters arising under the federal securities laws, by reason of the fact that the Adviser pursues or acquires for, or directs such opportunity to, another Person or does not communicate such opportunity or information to the Company.”

4. Please revise Section 3.8(a)(ii) of the Declaration of Trust to add the following: “except as to duties (including state law duties of loyalty and care) and liabilities with respect to matters arising under the federal securities laws.”

Response: The Fund will revise the Declaration of Trust as follows.

“in their ‘good faith’ or under another express standard, the Trustees shall act under such express standard and shall not be subject to any other or different standard, except as to duties (including state law duties of loyalty and care) and liabilities with respect to matters arising under the federal securities laws.”

5. With respect to the Merger, please add disclosure regarding the certain requirements by the states that will be required to be included in the Non-Traded BDC’s charter documents and service provider agreements that are not required to be included in the Private BDC’s corresponding documents, as indicated in the response to comment 3(e) of the Initial Response Letter. In addition, please disclose that investors in the Private BDC will not receive the benefits of certain state requirements or protections following the Merger.

Response: The Fund respectfully refers the Staff to the disclosure on page 40 of the Registration Statement, which the Fund will revise in the Memorandum as follows:

Securities and Exchange Commission	March 28, 2024

“Compliance with the Omnibus Guidelines Published by NASAA Following the Merger

In the event the Merger occurs, the Non-Traded BDC will be subject to the NASAA Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time (the “Omnibus Guidelines”), which would, among other things, prohibit our Adviser from: (i) receiving or accepting any rebate, give-ups or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions, (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws, or (iv) participating in any arrangements that would circumvent the Omnibus Guidelines. In addition, our Adviser would not be permitted to directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential shareholder; provided, however, that our Adviser would be permitted to pay a registered broker or other properly licensed agent normal sales commissions or other compensation (including cash compensation and non-cash compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing the Non-Traded BDC’s Common Shares, including out of the Adviser’s own assets, including those amounts paid to the Adviser under the Investment Advisory Agreement. The Adviser would also not be permitted to allow our funds to be commingled with the funds of any other entity.

Prior to the Merger, the Fund and, indirectly, its shareholders will not be subject to the requirements and/or protections described above (though the Fund is subject to certain sections of the 1940 Act, which provide for certain similar requirements and protections on BDCs such as the Fund). In addition, following the Merger, Common Shares of the Non-Traded BDC issued to shareholders of the Fund in connection with the Merger will not be subject to state oversight or regulation directly, though many of the state requirements and regulations will be applicable at the Non-Traded BDC level and therefore will be applied to all shares and shareholders.”

6. In connection with a Staff comment on language in the Fund’s Declaration of Trust concerning side letters that will result in different shareholders receiving different investment terms, the Fund responded that neither the Fund nor the Adviser on behalf of the Fund has entered or will enter into side letters with any shareholders that would give different terms to such shareholders in contravention of applicable law or that would have a material negative effect on other shareholders. Please further disclose what different investment terms shareholders in the Fund may receive or have received in side letters, including what specific provisions are or will be included in side letters that vary the rights and obligations of investors with side letters.

Securities and Exchange Commission	March 28, 2024

Response: The referenced provision of the Declaration of Trust provides that the Fund may only enter into side letters if consistent with applicable law, including the 1940 Act. Accordingly, the Fund confirms that neither it nor the Adviser (on behalf of the Fund and itself) can enter, has entered or will enter into any side letter with any shareholder that would have the effect of creating different terms to such shareholder’s investment in the Fund in contravention of applicable law, including Section 18 of the 1940 Act, or that would have a material, negative effect on other shareholders.

Below are examples of side letter provisions, certain of which the Fund and the Adviser have entered into:

•

Investors may require a “most favored nation” provision entitling the investor to redacted versions of other side letters and to receive substantially the same rights granted by the Fund to any similarly situated investor (or any affiliate or associate thereof) in any such agreement.

•

The Adviser, upon the investor’s request, may agree to not unreasonably withhold its consent to a sale, transfer or assignment of the investor’s interest to any person that controls or manages, is controlled or managed by, or is under common control or management with the investor.

•	The investor may be permitted to provide reports, documents and certain other information to shareholders of the investor, subject to confidentiality obligations and applicable law.

•

The Fund may agree to make distributions to the investor in accordance with Sections 852(a) of the Internal Revenue Code of 1986 (the “Code”) and undertake to use its reasonable efforts to comply or cause any controlled entities to comply with certain provisions of the Code.

•	The Fund and the Adviser may agree to consider applicable withholding taxes (including on distributions to the investor) when structuring the investments of the Fund.

•	The Adviser may agree to act reasonably in requesting information, documentation or other instruments from the investor.

•	The Adviser may represent and warrant that it has administrative, technical and physical safeguards in place reasonably designed to comply with all laws and regulations applicable to the Adviser.

•	The Adviser may agree that any opinion required to be given by the investor pursuant to any governing documents may be provided by in-house counsel.

•	The Fund may require that the investor submit its subscription documents and funding at least two business days prior the applicable subscription date.

As a matter of process, the Fund reviews each side letter request to confirm compliance with applicable law, including Section 18 of the 1940 Act. To the extent an investor’s request does create a “senior security” issue under Section 18, the Fund will deny such request. Such investor will either accept the denial, or not invest in the Fund.

Securities and Exchange Commission	March 28, 2024

7. Please disclose any information regarding side letter arrangements that was provided to the Fund’s Board, and whether the Board approved such arrangements. If there currently are no side letters with investors, please explain what information the Fund would expect to provide the board for any future side letters and whether the board will approve any side letter agreements.

Response: To date, the Fund and the Adviser have entered into one side letter with a feeder fund relying on Section 12(d)(1)(E) of 1940 Act sponsored by an unaffiliated third party (the “Feeder Fund”) to address certain administrative, tax and other operational considerations (the “Side Letter”), as described above in the response to comment 6. The Fund does not currently expect to enter into additional side letters, though it reserves the right to do so. The Board received the final form of Side Letter in connection with the approval of the Fund’s distribution arrangements, which contained all of the terms into which the Fund and the Adviser entered with the Feeder Fund. The Fund and Adviser would expect to provide the Board with substantially final forms of any additional side letters in the future and seek Board approval or ratification at that time if a side letter differed materially from the Side Letter.

8. In connection with the Fund’s response concerning the implications of Section 57(a) and (d), please provide a more detailed analysis concerning the types of side letters the Fund has or will enter into and why Section 57 is not implicated regardless of whether the Adviser is a signatory of any side letter.

Response: Section 57 of the 1940 Act generally prohibits certain principal and joint transactions involving a BDC and its close and remote affiliates (as defined under Sections 57(b) (a “Close Affiliate”) and (e) (a “Remote Affiliate” and, together, “Affiliate”), respectively). As discussed further below, Section 57 is not implicated by the Side Letter and would not be implicated by any future side letters for the same reasons discussed below.

At the time the Fund and the Adviser entered into the Side Letter, the Feeder Fund was not an affiliate of the Fund under Section 2(a)(3) of the 1940 Act and did not fall within the definitions of a Close Affiliate under Section 57(b) or a Remote Affiliate under Section 57(e). Although the Feeder Fund may purchase shares from the Fund in the future such that it eventually becomes a Close or Remote Affiliate of the Fund by virtue of owning more than 25% or 5% or more of the Fund’s outstanding voting securities, as provided under Section 2(a)(3)(A) and (C), respectively, the Side Letter does not and would not constitute a prohibited principal transaction under Section 57(a)(1)-(3) or (d)(1)-(3) because it does not provide for the sale or purchase of any security or property to or from the Fund and does not provide for the borrowing of any money or property from the Fund (though the Feeder Fund may purchase additional shares of the Fund and the Fund may purchase its shares back from the Feeder Fund, as expressly permitted under Section 57).

Securities and Exchange Commission	March 28, 2024

Likewise, even if the Feeder Fund is an Affiliate, the Side Letter does not implicate Section 57(a)(4) or (d)(4). Rule 17d-1 under the 1940 Act, which will be applicable to the Fund after it elects to be a BDC pursuant to Section 57(i), prohibits BDCs from participating in any joint enterprise or other joint arrangement or profit-sharing plan with an Affiliate, which is interpreted broadly to mean any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a BDC (or any company controlled by it) and any of its affiliates or principal underwriters have a joint participation or share in the profits. The Staff has previously stated that “Section 17(d) and Rule 17d-l, taken together, are designed to regulate, among other things, situations in which persons making the investment decisions for the investment company may have a conflict of interest and the danger exists that the investment company or its controlled company may be overreached by such persons.” The Staff has also stated that “[s]ome element of combination or profit motive generally must be present for Section 17(d) and Rule 17d-l to apply.” As illustrated by the response to comment 6 above, the terms of the Side Letter are generally consistent with non-economic terms included in distribution and/or shareholder servicing agreements and do not provide for any economic benefit or incentive for either the Feeder Fund or the Adviser (other than the potential benefit of increased investment in the Fund, resulting in increased management fees under the Fund’s investment adviser agreement, which is expressly carved out of Rule 17d-1). Accordingly, the Side Letter does not result in a prohibited joint transaction under Rule 17d-1 or Section 57.

9. To the extent the Fund contemplates using an affiliate backstop once it elects to be regulated as a BDC, the Fund would need to seek exemptive relief from the Commission under Section 17(d). In the event the affiliate backstop provider instead provides a capital infusion to the BDC, please explain to us the terms of such an arrangement including identifying any conditions regarding the potential capital infusion by the backstop provider. Please disclose that any such capital infusion will only occur prior to the date the Fund files its N-54A.

Response: The Fund confirms that it intends to satisfy the Warehouse Conditions prior to electing to be a BDC such that the affiliate backstop is no longer operable at the time the Fund elects to be a BDC. The Fund further confirms that, once it has elected to be regulated as a BDC, it will not fund any new investments through an affiliate-backstopped warehousing arrangement similar to the arrangement currently disclosed in the Registration Statement and Memorandum unless it has received exemptive relief from the Commission. The Fund confirms that, given the expectation that the Warehouse Conditions will be satisfied prior to electing to be a BDC, neither it nor HPS currently intends to change the current arrangement to structure it as a capital infusion into the Fund.

* * *

Please call me (202-636-5915) with any questions you may have regarding the above responses.

Sincerely,

/s/ Nathan Briggs

Securities and Exchange Commission	March 28, 2024

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP Philip Lee, HPS Investment Partners, LLC Tyler Thorn, HPS Investment Partners, LLC Michael Spratt, Securities and Exchange Commission